November 27, 2024

Tamara Jovonovich
Chief Executive Officer
Jabez Biosciences, Inc.
6393 Blackstone Dr.
Zionsville, IN 46077

       Re: Jabez Biosciences, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed November 20, 2024
           File No. 024-12509
Dear Tamara Jovonovich:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Regulatory Process, page 23

1. We note your response to prior comment 4 and reissue in part. You state that performance of adequate and well-controlled clinical trials in accordance with good clinical practice are required for the FDA to approve a new drug application. Please expand your disclosure to provide further details regarding the regulatory structure of the clinical trials referenced.
 November 27, 2024
Page 2
Technology Rights, page 26

2. In response to prior comment 6 we note that you have identified certain technology rights as "not associated with any patents or patent applications[.]" Please provide further details regarding the items listed in this section, such as how you obtained these rights and if they are being licensed from a third party. Directors and Executive Officers, page 31

3. In response to prior comment 7 you state that Robert Lewis, your Chief Operating
       Officer, also serves as "the President and a Director of NOK
Therapeutics,
       Inc." Please revise your disclosure to state the total number of hours per week that
       Robert Lewis anticipates working for Jabez Biosciences, Inc. Refer to
Item 10(a) of
       Form 1-A. Further, please include an appropriate risk factor discussing any risks associated with having a part-time Chief Operating Officer.

       Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-
7836 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jim Byrd